UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Madrigal Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

558868105

(CUSIP Number)

Paul A. Friedman, M.D.

c/o Madrigal Pharmaceuticals, Inc.

200 Barr Harbor Drive, Suite 200

West Conshohocken, PA 19428

With a copy to:

Brian Lynch

Senior Vice President and General Counsel

Madrigal Pharmaceuticals, Inc.

Four Tower Bridge

200 Barr Harbor Drive, Suite 200

West Conshohocken, PA 19428

(267) 824-2825

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not applicable

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 558868105

1.	Names of Reporting Persons Paul A. Friedman, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 511,055
	8.	Shared Voting Power 655,540
	9.	Sole Dispositive Power 511,055
	10.	Shared Dispositive Power 655,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,166,595
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.39%
14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed by the Reporting Person named herein on August 1, 2016 (the “Original Schedule 13D”). Due to an error by former outside counsel concerning submission codes, the Original Schedule 13D was inadvertently filed by such counsel under the EDGAR central index key (“CIK”) of 0001673226 for Madrigal Pharmaceuticals, Inc., a company (“Private Madrigal”) which did not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Private Madrigal was a party to the 2016 business combination involving Issuer, as described in Item 3. This Amendment is being filed using the correct Issuer EDGAR code (CIK 0001157601), and both restates and updates the information in the Original Schedule 13D.

Item 1. Security and Issuer.

This Amendment relates to the shares of common stock, par value $0.0001 per share, of Madrigal Pharmaceuticals, Inc., a Delaware corporation with a class of securities registered under Section 12 of the 1934 Act (the “Issuer”). The principal executive offices of the Issuer are located at 200 Barr Harbor Drive, Suite 200, West Conshohocken, Pennsylvania, 19428.

Item 2. Identity and Background.

(a)	This Amendment is being filed by Paul A. Friedman, M.D.

(b)	The business address of Dr. Friedman is c/o Madrigal Pharmaceuticals, Inc., 200 Barr Harbor Drive, Suite 200, West Conshohocken, Pennsylvania, 19428.

(c)	The present principal occupation of Dr. Friedman is Chairman of the Board and Chief Executive Officer of Madrigal Pharmaceuticals, Inc.

(d)	Dr. Friedman has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Dr. Friedman has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Friedman is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

On July 22, 2016, the Issuer, formerly known as Synta Pharmaceuticals Corp. (“Synta”) completed its business combination with Private Madrigal, in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of April 13, 2016 (the “Merger Agreement”), by and among Synta, Saffron Merger Sub, Inc. (“Merger Sub”) and Private Madrigal, pursuant to which Merger Sub merged with and into Private Madrigal, with Private Madrigal surviving as a wholly-owned subsidiary of Synta/the Issuer (the “Merger”). Also on July 22, 2016, in connection with, and prior to completion of, the Merger, Synta effected a 1-for-35 reverse stock split of its common stock (the “Reverse Stock Split”) and, following the Merger, changed its name from Synta Pharmaceuticals Corp. to “Madrigal Pharmaceuticals, Inc.”

Of the 1,166,595 shares of common stock of the Issuer that are the subject of this Amendment, 511,055 shares are beneficially owned by and held in the name of Paul A. Friedman, M.D., and which were acquired as set forth below.

•

The Issuer granted Dr. Friedman 153,128 shares on July 22, 2016, pursuant to restricted stock awards issued to Dr. Friedman as compensation for his commencement of service as Chairman and Chief Executive Officer of the Issuer.

•

Also on July 22, 2016, the Issuer granted Dr. Friedman options to purchase an aggregate of 306,256 shares, all of which options are currently exercisable as of October 11, 2019, with an exercise price of $9.45 per share, and were granted as compensation for commencement of his service as Chairman and Chief Executive Officer of the Issuer.

•

Dr. Friedman beneficially owned Synta shares prior to the Merger and after giving effect to the Reverse Stock Split on July 22, 2016, Dr. Friedman directly beneficially owned 146 shares of the Issuer’s common stock.

•

On March 2, 2017, the Issuer granted Dr. Friedman compensatory stock options to purchase an aggregate of 49,600 shares, of which options to acquire 27,900 shares are currently exercisable within 60 days of October 11, 2019, with an exercise price of $15.80 per share, which were granted as compensation for his service as Chairman and Chief Executive Officer of the Issuer.

•

On March 1, 2018, the Issuer granted Dr. Friedman compensatory stock options to purchase an aggregate of 50,000 shares, of which options to acquire 15,625 shares are currently exercisable within 60 days of October 11, 2019, with an exercise price of $124.45 per share, which were granted as compensation for his service as Chairman and Chief Executive Officer of the Issuer.

•	On November 19, 2018, Dr. Friedman purchased 4,000 shares on the open market, at a price per share of $124.00.

•	On November 23, 2018, Dr. Friedman purchased 4,000 shares on the open market, at a weighted average price per share of $117.88.

•

On March 7, 2019, the Issuer granted Dr. Friedman compensatory stock options to purchase an aggregate of 50,000 shares, none of which are currently exercisable within 60 days of October 11, 2019, with an exercise price of $127.96 per share, which were granted as compensation for his service as as an officer of the Issuer.

Of the 1,166,595 shares of common stock of the Issuer that are the subject of this Schedule 13D, 655,540 shares are held by SQN, LLC (“SQN”). The Madrigal shares held by SQN may be deemed beneficially owned by Dr. Friedman by virtue of his membership in SQN; however, Dr. Friedman disclaims beneficial ownership of the Madrigal shares held by SQN, except to the extent of his pecuniary interest in such shares. The history of the Madrigal share ownership by SQN is as set forth below.

•

Prior to the consummation of the Merger, SQN, LLC held convertible promissory notes of Private Madrigal which, immediately prior to the consummation of the Merger, were converted into shares of common stock of Private Madrigal. Under the terms of the Merger Agreement, at the effective time of the Merger, SQN, LLC acquired an aggregate of 729,066 shares of common stock of the Issuer in exchange for each share of Private Madrigal common stock held by SQN, LLC immediately prior to the Merger and after taking into account the Reverse Stock Split.

•

On June 11, 2018, SQN, LLC disposed of 73,526 shares of the Issuer’s common stock, at a price per share of $287.46, in an underwritten transaction registered by the Issuer under the Securities Act of 1933, as amended.

Item 4. Purpose of Transaction

Dr. Friedman acquired shares of common stock of the Issuer both for investment purposes and in connection with his service as an officer of the Issuer. Based on a review of his investments, Dr. Friedman may, in the open market or otherwise, acquire, cause to be acquired, dispose of, or cause to be disposed of common stock or other securities of the Issuer, or derivatives or other instruments related to the securities of the Issuer. Dr. Friedman currently serves as the Chairman of the Board and Chief Executive Officer of the Issuer. In that capacity, he participates in the ordinary course in board-related activities and participates in the management of the Issuer. Except as set forth in this Schedule 13D, Dr. Friedman does not have any plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

Dr. Friedman has sole and direct beneficial ownership of 511,055 shares of common stock of the Issuer, which includes options to purchase 349,781 shares of common stock of the Issuer currently exercisable within 60 days of October 11, 2019. Dr. Friedman, as a manager and member of SQN, may be deemed to have beneficial ownership of 655,540 shares of common stock of the Issuer owned by SQN; however, Dr. Friedman disclaims such beneficial ownership of such shares except to the extent of his pecuniary interest in such shares. The 1,166,595 shares of common stock of the Issuer beneficially owned by Dr. Friedman as of October 11, 2019 represents approximately 7.39% of the Issuer’s 429,154 shares of common stock issued and outstanding as of August 1, 2019.

(b)

Dr. Friedman has the sole investment or voting power over 511,055 shares of common stock of the Issuer reported on this Schedule 13D and separate shared power to vote and dispose of 655,540 shares of common stock of the Issuer reported on this Schedule 13D.

(c)	Dr. Friedman has not had any other transactions in the common stock or other securities of the Issuer during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Friedman has received stock options and restricted stock awards from the Issuer in connection with his service appointment as an officer of the Issuer. As listed above in Item 3, above, Dr. Friedman has acquired options to purchase an aggregate of 106,075 Madrigal shares that are not exercisable within 60 days of October 11, 2019 (and therefore are not deemed to be beneficially owned as of the date of this filing); these options have various exercise prices per share, as listed above, and were granted as compensation for his service as an officer of the Issuer. In addition, pursuant to his employment arrangement with the Issuer and the Issuer’s compensation policies and practices, Dr. Friedman may receive additional future equity compensation in the form of stock options and restricted stock awards. Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Dr. Friedman and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or with-holding of proxies.

Item 7. Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.

Date: October 17, 2019

/s/ Paul A. Friedman
Paul A. Friedman, M.D.